Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EPIRUS BIOPHARMACEUTICALS, INC.

EPIRUS Biopharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the Corporation is EPIRUS Biopharmaceuticals, Inc. The date of the filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 28, 2000.

2. This Certificate of Amendment amends certain provisions of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended, and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of Section 242 of the DGCL, and further adopted in accordance with the provisions of Sections 211 and 242 of the DGCL by the stockholders of the Corporation.

3. That upon the effectiveness of this Certificate of Amendment, paragraph A of Article III of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety, such that, as amended, said paragraph shall read in its entirety as follows:

“A. CLASSES OF STOCK. This corporation is authorized to issue 75,000,000 shares. 70,000,000 shares shall be Common Stock with a par value of $0.001 per share (“Common Stock”) and 5,000,000 shares shall be Preferred Stock with a par value of $0.001 per share (“Preferred Stock”).”

IN WITNESS WHEREOF, EPIRUS Biopharmaceuticals, Inc. has caused this Certificate of Amendment to be executed this 4th day of June, 2015.

EPIRUS BIOPHARMACEUTICALS, INC.

By:	/s/ Amit Munshi
Name:	Amit Munshi
Title:	President and Chief Executive Officer